SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

TAILWIND FINANCIAL INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

874023104

(CUSIP Number)

Kenneth J. Abdalla
15332 Antioch Street #528
Pacific Palisades, CA 90272

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 874023104

1	NAME OF REPORTING PERSON MALIBU PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,268,066 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 2,268,066 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,268,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 874023104

1	NAME OF REPORTING PERSON KENNETH J. ABDALLA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,268,066 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 2,268,066 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,268,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON* IN

 *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of Tailwind Financial Inc. (the “Issuer”). The address of the principal executive office of the Issuer is BCE Place, 181 Bay Street, Suite 2040, Toronto, Ontario, Canada M5J 2T3. The 2,268,066 shares of Common Stock that is the subject of this Schedule 13D is owned directly by Malibu Partners LLC. Kenneth J. Abdalla is the managing member of Malibu Partners LLC and has voting and dispositive power with respect to such shares.

Item 2.	Identity and Background

(a)	This Statement is filed on behalf of:

(1)	Malibu Partners LLC; and

(2)	Kenneth J. Abdalla;

(b)	The address of the above persons is:
15332 Antioch Street #528
Pacific Palisades, CA 90272

(c)	The principal occupation and business of Mr. Abdalla and Malibu Partners LLC is investing in securities.

(d)	Mr. Abdalla and Malibu Partners LLC have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e)
Mr. Abdalla and Malibu Partners LLC have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Abdalla is an American citizen and Malibu Partners LLC is a limited liability company organized in the state of California .

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Abdalla and Malibu Partners LLC used their personal funds to purchase the securities.

Item 4.	Purpose of Transaction

Mr. Abdalla acquired the shares with the intent of influencing the management of the Issuer. Mr. Abdalla believes the current valuation of the Issuer’s proposed merger does not reflect a market clearing price. Furthermore, Mr. Abdalla has suggested to management that they must seek one of two outcomes from Grand Union Inc. (1) Either Grand Union must substantially reduce the current merger price to better reflect the industry valuations or (2) Grand Union revises the non-binding letter of intent to give Tailwind the ability to engage other potential merger candidates.

Although the reporting persons do not have a present intent to acquire additional securities, nothing in this report shall be deemed to mean that the reporting persons will not acquire additional securities of the Issuer in the future.

Item 5.	Interest in Securities of the Issuer

(a), (b) Mr. Abdalla and Malibu Partners LLC are the beneficial owners of 2,268,066 shares of common stock in Tailwind Financial Inc., representing approximately 15.8% of outstanding shares. Mr. Abdalla and Malibu Partners LLC have voting and dispositive power with respect to all 2,268,066 shares.

(c) During the past 60 days, Mr. Abdalla and Malibu Partners LLC effected transactions in the shares of common stock of Tailwind Financial, Inc. as set forth below. All such transactions were made on the American Stock Exchange.

Date	Quantity	Price	Transaction

September 5, 2008	833,766	$7.94	Purchase

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 8th day of September, 2008.

By:	/s/Kenneth J. Abdalla
Name: Kenneth J. Abdalla, individually

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 8th day of September, 2008.

MALIBU PARTNERS LLC

By:	/s/Kenneth J. Abdalla
Name: Kenneth J. Abdalla Title: Managing Member